Exhibit 12(a)


FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


	Nine Months Ended September 30, 2002
	(millions)
Earnings, as defined:	
Income before cumulative effect of a change in accounting principle	$ 566
Income taxes	199
Fixed charges, included in the determination of net income, as below	244
Amortization of capitalized interest	1
Distributed income of independent power investments	55
Less: Equity in earnings of equity method investees	51
Total earnings, as defined	$ 1,014
Fixed charges, as defined:	
Interest charges	$ 234
Rental interest factor	8
Fixed charges included in nuclear fuel cost	2
Fixed charges, included in the determination of net income	244
Capitalized interest	65
Total fixed charges, as defined	$ 309
Ratio of earnings to fixed charges	3.28